China Media Group Corporation
November 13, 2008
Securities and Exchange Commission 100 F Street N.E. Washington DC, 20549 USA
Attention:	Mr. Larry Spirgel Assistant Director
Dear Sir,
RE:	China Media Group Corporation Form 10-KSB for the year ended December 31, 2007 Filed April 14, 2008 File No. 0-50431
We refer to your fax on October 28, 2008 in respect to the above captioned Filed Form 10K.
We respond to the items in your email as follows:
1)

Messrs. Unerkov and Ho are acquaintances of Mr. Lam and at the invitation of Mr. Lam subscribed and paid for their 25% shares in Central High Limited at a total of USD25,000 each in the share capital of Central High at its inception in 2005. Central High is an investment holding company. Mr. Lam is the sole director and the controlling shareholder of Central High. Mr. Unerkov participated in the negotiations, together with the Company's independent board member Mr. LUO Qiang, and with Mr. PK Lam, the sole director and controlling shareholder of Central High Limited on the acquisition of Good World. The Company also reviewed a valuation on the opportunity which supported the final consideration negotiated. At all times Messrs Unerkov and Ho declared their interests in Central High Limited and this acquisition was approved unanimously by the board. The Company paid 125 million shares in the Company to Central High as the consideration for the acquisition of Good World. The consideration exchanged did not include any element of compensation for services rendered.

2)	Goodwill assigned to the advertising reporting unit was not impaired at December 31, 2007 and at June 30, 2008 for the following reasons.
a)

In general, the trend for advertising business in China is in line with the growth of the overall Chinese economy which was forecasted to grow in high single digit for the next decade. Thus the growth of the sector is expected to continue.

1403 Wan Chai Commercial Center, 194-204 Johnston Road, Wanchai, Hong Kong Tel: 1 (360) 717 3648

China Media Group Corporation
b)

Advertising is still a regulated sector in China as all outdoor signs or billboards requires local government approval. Thus the industry players are still quite fragmented due to the size of the market and as well the regulatory constraints in dealing with the local government approval. Thus it is important to work with the government directly to get these local approvals for outdoor sign boards. Beijing Ren Ren project is working with the Central Government on a program for delivering health education and health awareness messages to the public all over China. Thus we believe that it has a valuable advertising platform to roll out a nationwide advertising network in all the districts and hospitals in China.

c)

The advertising platform is important since the key to success in the outdoor billboard business is the ability to get ad locations. In the case of Beijing Ren Ren, it has the ability to obtain ad locations throughout China by working with our 4 government sponsors: the Ministry of Health, National Population and Family Planning Commission of China, China Medical Foundation and China Family Planning Association. By working with these 4 governmental entities (2 ministries), Bejing Ren Ren has the ability to obtain sign boards in every district in China under the United Nations Development Goals Program in China to promote health awareness and health education. We estimate that once we rent the sign board locations, we will be able to renewal most of these locations since the advertising is supported by the government health awareness and education initiatives. Thus providing us a sustainable inventory of ad locations throughout China.

d)

The Company used a Discounted Cash Flow Method to calculate the fair value of this advertising unit, taking into account of the sales price of the sign boards, the costs associated with the construction of the sign boards, the period which the sign board locations would be rented and the assumption of renewal of such rentals, the ongoing maintenance costs of the billboards, the sales, marketing, advertising and support organizational costs and the costs and availability of capital. As of December 31, 2007 and as at June 30, 2008, we considered the forecasts, the economic projections, market trends leading up to the Olympics which were all positive in our assessment before determining that there was no impairment in goodwill.

Yours faithfully For and on Behalf of China Media Group Corporation /s/ Con Unerkov ___________________________ Con Unerkov President
cc. Albert Wong & Co
1403 Wan Chai Commercial Center, 194-204 Johnston Road, Wanchai, Hong Kong Tel: 1 (360) 717 3648